Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

January 7, 2008	direct dial 404 815 6570 direct fax 404 541 3151 RCheatham@KilpatrickStockton.com

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549
Attention:    John P. Nolan
                     Babette Cooper

Re:	Oconee Financial Corporation Form 10-KSB for FYE 12/31/2006, filed on April 2, 2007 SEC File No. 0-25267

Ladies and Gentlemen:

At the request and on behalf of our client, Oconee Financial Corporation (the “Company”), we provide below responses to the Staff’s comment letter dated December 13, 2007.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.

Unless the context requires otherwise, references to we, our, us, Oconee Financial Corporation or the Company in the response below refer to Oconee Financial Corporation.  In addition, in the case of all responses to comments, the use of first person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

General

1.	We note that the audit report of Mauldin and Jenkins, LLC does not include a signature date. Please revise to include a report in accordance with Rule 2-02 of Regulation S-X.

Response:

We have a revised Mauldin and Jenkins audit report in response to the Staff’s comment.  We plan to file the amended report with an amendment to our 2006 Form 10-KSB.

Letter to the Securities and Exchange Commission
January 7, 2008

2.
We note you have presented a statement of operations, cash flows and stockholders’ equity for the year ending December 31, 2004.  However, the Porter Keadle Moore, LLP audit report covers only the year ending December 31, 2005.  Auditor association with the data presented is required.  Please revise to include an audit report that covers all periods presented or revise to remove the financial statements for the year ending December 31, 2004.

Response:

We have a revised Porter Keadle Moore audit report in response to the Staff’s comment.  We plan to file the amended report with an amendment to our 2006 Form 10-KSB.

3.	You state that loan origination and commitment fees that are considered insignificant are recognized immediately. Please tell us the following:

•	The amount of loan origination and commitment fees that were expensed during the periods presented;

•	How you determine which amounts are considered too insignificant to defer over the life of the loans; and

•	Tell us how you complied with paragraphs 5 and 8 of SFAS No. 91.

Response:

The total loan origination and commitment fees recognized immediately upon loan originations for the years ended December 31, 2006, 2005 and 2004 were $568,695, $617,089 and $661,824, respectively.

Although it is our policy to defer significant loan origination and commitment fees, we did not defer any net loan fees in the periods presented because we believed that the year-to-year net deferred fees were immaterial and thus not required by SFAS 91.  During the past several years the structure of our loan fees collected and direct costs have remained stable, and we have experienced average loan growth.  For the years ended December 31, 2006, 2005 and 2004, the average loan fee for all loans originated, including renewals, was only $286, $288 and $286, respectively.  In addition, for the year ended December 31, 2006, based on our analysis of our direct loan origination costs, the overall average direct loan origination cost was $493 per loan, which would result in a net deferred cost, and the weighted average life of our loan portfolio was only 1.93 years.  As a result, the net deferral of loan origination costs would have equaled $198,098 in 2006 and approximately $214,747 and $230,315 in 2005 and 2004, respectively.  Because the weighted average life of the loan portfolio is approximately 2 years, the impact of not deferring loan fees is the year over year difference in these net deferral amounts, or approximately $16,649 and $15,568 in 2006 and 2005, respectively.  It is our position that these net amounts are immaterial to our financial statements.

Letter to the Securities and Exchange Commission
January 7, 2008

Further, the bank made only six loans in the year ended December 31, 2006 with fees in excess of $5,000 and originated only 129 loans with a loan fee collected equal to or greater than $1,000.  Of those 129 loans, the average fee was $2,361 per loan.  The remaining 1,857 loans originated in 2006 had an average fee of $142 per loan.  We believe that these insignificant fees, coupled with the short-term nature of our loan portfolio, support our position that deferral of net loan fees and direct origination costs is not required by SFAS 91.

We will continue to monitor the volume and amounts of loan fees, the structure of our loan origination fees collected, the direct costs associated with originating loans and the impact on our financial statements of continuing to not defer these costs.  If we believe the net loan fees are material in the future, we would defer those consistent with SFAS 91.

*              *            *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6570 or my colleague, James Stevens at (404) 815-6270.  Thank you.

Sincerely, /s/ Richard R. Cheatham Richard R. Cheatham

Cc:	Jerry K. Wages, Oconee Financial Corporation Steven A. Rogers, Oconee Financial Corporation Richard E. Jones, Mauldin & Jenkins, LLC Salvatore A. Inserra, Porter Keadle Moore, LLP